UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2016

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Changes to the Dates Relating to the Merger of SK Broadband and CJ HelloVision

The information relating to the merger of SK Broadband Co., Ltd. ( “SK Broadband”) and CJ HelloVision Co., Ltd. (“CJ HelloVision”) set forth in “Item 8. Merger Schedule” and “Item 9. Details of Appraisal Rights” of the Form 6-K furnished by SK Telecom Co., Ltd. on November 4, 2015 with respect to the “Decision on Merger of SK Broadband” is amended and replaced as follows.

8. Merger Schedule	Scheduled Date of Shareholders’ Meeting		February 26, 2016
	Period for Tendering Existing Shares	From	February 29, 2016
		To	March 29, 2016
	Period for Creditors to Object	From	February 29, 2016
		To	March 29, 2016
	Merger Date		April 1, 2016
	Scheduled Merger Registration Date		April 4, 2016
	Scheduled Delivery Date of New Share Certificates		April 11, 2016

9. Details of Appraisal Rights

(a) Conditions for Exercising Appraisal Rights

1. CJ HelloVision

Pursuant to Article 522-3 of the Korean Commercial Code (the “KCC”) and Article 165-5 of the FSCMA, a dissenting shareholder may exercise its appraisal rights with respect to all or a portion of the shares owned by such shareholder by providing CJ HelloVision with a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised within 20 days after the date of the relevant shareholders’ meeting, only in the event that such shareholder has provided CJ HelloVision in writing its intent to dissent prior to such shareholders’ meeting.

Beneficial owners that have entrusted their shares to a securities company may file with such securities company a written application for appraisal rights specifying the class and the number of shares with respect to which appraisal rights are being exercised. In such case, beneficial owners must convey such written statement to such securities company by no later than March 15, 2016, which is two business days prior to the end date of the Appraisal Rights Exercise Period, and the Korea Securities Depositary (the “KSD”) will notify CJ HelloVision on behalf of such owners.

2. SK Broadband

As SK Telecom, which owns all of the shares of SK Broadband, agreed to this merger and submitted confirmation that it will waive any appraisal rights, SK Broadband will not provide for any appraisal rights in connection with this merger.

(b) Exercise price of appraisal rights for CJ HelloVision’s common stock: KRW 10,696

(c) Procedure

1. Notification of Intent to Dissent: Pursuant to Article 522-3 of the KCC and Article 165-5 of the FSCMA, holders of record as of December 14, 2015, must inform CJ HelloVision of its intent to dissent in writing one day prior to such shareholder’s meeting in order to be eligible to exercise appraisal rights.

Beneficial owners that have entrusted their shares to a securities company must notify such securities company of their intent to dissent. In such case, the intent to dissent must be conveyed no later than February 23, 2016, which is three business days prior to the date of the relevant shareholders’ meeting. The securities company must collect and convey such information to the KSD by February 24, 2016, which is two business days prior to the relevant shareholders’ meeting. The KSD must notify CJ HelloVision of the beneficial owners’ intent to dissent on behalf of such owners prior to the date of such shareholders’ meeting.

2. Exercising Appraisal Rights: Pursuant to Article 522-3 of the KCC and Article 165-5 of the FSCMA, a dissenting shareholder may exercise its appraisal rights with respect to all or a portion of the shares owned by such shareholder by providing CJ HelloVision with a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised within 20 days after the date of the relevant shareholders’ meeting, only in the event that such shareholder has provided CJ HelloVision in writing its intent to dissent prior to such shareholders’ meeting.

Beneficial owners that have entrusted their shares to a securities company may file with such securities company a written application for appraisal rights specifying the class and the number of shares with respect to which appraisal rights are being exercised. In such case, beneficial owners must convey such written statement to such securities company by no later than March 15, 2016, which is two business days prior to the end date of the Appraisal Rights Exercise Period, and the KSD will notify CJ HelloVision on behalf of such owners.

3. Application Location

CJ HelloVision: Finance Team, 13F, Mokdongseoro 159-1, Yangchun-gu, Seoul, Korea

(d) Appraisal Rights Exercise Period

February 26, 2015 to March 17, 2016

(e) Scheduled date of payment

Scheduled to be paid within a month from the end date of the Appraisal Rights Exercise Period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Sunghyung Lee
(Signature)
Name:	Sunghyung Lee
Title:	Senior Vice President

Date: January 12, 2016

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